BY EDGAR
August 27, 2007
Mr. Donald Walker
Senior Assistant Chief Accountant
United States Securities & Exchange Commission
Mail Stop 4561
Washington, D.C., 20549

RE:	Comment Letter Dated August 16, 2007 Western Alliance Bancorporation Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 001-32550
Dear Mr. Walker:
We have reviewed your comment letter dated August 16, 2007, regarding our Form 10-K for the fiscal year ended December 31, 2006, and we submit the following response:
1.	Liquidity, pages 59-60
Item 6. Selected Financial Data indicates an increase of $1,006,611,000 in deposits from 2005 to 2006. Your disclosure on page 60 states that during the year ended December 31, 2006, deposits increased by $339.1 million while note 2 to the financial statements indicates that deposits acquired from Intermountain First Bancorporation and the Bank of Nevada were $422 million and $246 million, respectively. As of June 30, 2006, these acquisition deposits amounted to only $606 million per page 35, indicating a loss of approximately nine percent. Tell us and in future filings disclose the reasons for this decline and the additional run-off in these acquired deposits as of June 30, 2007.

Response:
We summarize below the decline in deposits from the acquired entities as of both June 30, 2006 and 2007. Each of the items is consistent with our expectations as to both the immediate and long-term runoff, and as were contemplated in our deposit valuation model.

As of June 30, 2006, deposits acquired from Bank of Nevada and Nevada First Bank totaled $606 million, a decline of $62 million from the dates of acquisition.

The decline through June 30, 2006 is primarily attributable to the following:
a.	Certificates of deposit declined by $13 million. Most of these CDs were not considered core deposits, including deposits garnered nationwide through an internet offering, and were very interest rate sensitive. As such, the Company allowed these certificates to mature.

b.	The acquired Bank of Nevada experienced a $21 million spike in deposits in the days before the merger closed from a 1031 exchange company, which left the Bank shortly after acquisition. Our valuation assumed immediate run-off of such deposits.
At June 30, 2007, deposits at acquired branches totaled $495 million, a decline of $173 million from the dates of acquisition and $111 million from June 30, 2006. The decline from June 30, 2006 through June 30, 2007 is primarily attributable to the following:
a.	Certificates of deposit declined by $22 million. This is a continuation of the run-off of non-core, interest rate sensitive CDs which began prior to June 30, 2006.

b.	Approximately $23 million of deposits moved into customer repurchase agreements and remain on our balance sheet, but not in the deposit totals. This was an account option not offered by Bank of Nevada and Nevada First Bank (Intermountain First Bancorporation).

c.	Consistent with our strategy listed on page 5 of our Form 10-K of “attracting low cost deposits”, as part of the acquisitions, management determined that approximately $57 million of deposits did not fit our customer profile or were excessively interest rate sensitive (i.e., interest tied to the Prime Pate, which is not offered by the Company) and thus were managed out of the Company.
The remaining decline from the acquisition dates through June 30, 2007 of $37 million, or 6% of acquired balances, is attributable to declines in deposit accounts which routinely occur shortly after mergers are consummated.
In future filings, we will disclose such information in a format similar to the above in accordance with the staff’s comments.
Parent Company Financial Information, page F-31
Please revise the condensed statements of income in future filings to indicate the nature and amounts of items from consolidated subsidiaries.
Response:
In future filings, condensed statements of income presented in the footnote to the consolidated financial statements entitled Parent Company Financial Information will indicate the nature and amounts of items from consolidated subsidiaries, including dividends received from bank subsidiaries, dividends received from non-bank subsidiaries, equity in undistributed income from bank subsidiaries and equity in undistributed income from non-bank subsidiaries.
In completing this response, Western Alliance Bancorporation (the Company) acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your assistance in our compliance with the applicable disclosure requirements and the enhancement of our overall disclosure in our filings. Please feel free to contact me at (702) 252-6236 if you have any other questions or comments.

Sincerely,
/s/ Dale Gibbons
Dale Gibbons
Chief Financial Officer